UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

B. Riley Principal Merger Corp. III

(Offeror)

A Wholly Owned Subsidiary of

B. RILEY FINANCIAL, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Bryant R. Riley
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 91206
(310) 966-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,442,293	$3,867

*	Estimated solely for purposes of calculating the amount of the filing fee. The transaction value was determined by multiplying (a) $3.25, the tender offer price, by (b) the sum of (i) 7,605,754 shares of common stock, par value $0.02 per share (“Common Stock”) of National Holdings Corporation, a Delaware corporation (“NHLD”), which represents the difference between 13,765,304 shares of Common Stock issued and outstanding less 6,159,550 shares of Common Stock owned by B. Riley Financial, Inc. and its subsidiaries as of the date hereof, (ii) 997,708, the number of shares of Common Stock underlying NHLD restricted stock units and (iii) 2,301,859, the number of shares of Common Stock underlying NHLD performance restricted stock units. This calculation excludes shares of Common Stock subject to outstanding options to purchase Common Stock and outstanding warrants exercisable into shares of Common Stock because such options and warrants have an exercise price equal to or greater than the tender offer price. The foregoing figures regarding NHLD shares have been provided by NHLD to the offeror and are as of January 26, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued by the Securities and Exchange Commission on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,867	Filing Party: B. Riley Financial, Inc. B. Riley Principal Merger Corp. III
Form or Registration No.: Schedule TO	Date Filed: January 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☒	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 4 amends the Tender Offer Statement on Schedule TO filed by B. Riley Financial, Inc., a Delaware corporation (“BRF”), and B. Riley Principal Merger Corp. III, a Delaware corporation and a wholly owned subsidiary of BRF (“Merger Sub”) with the U.S. Securities and Exchange Commission on January 27, 2021 (together with any subsequent amendments and supplements thereto, including this Amendment No. 4, the “Schedule TO”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”), of National Holdings Corporation, a Delaware corporation (“NHLD”), owned by stockholders other than BRF and BRF’s subsidiaries, at a price of $3.25 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits a(1)(i) and (a)(1)(ii) thereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the Letter of Transmittal, including the schedules and annexes thereto, is hereby incorporated by reference in answer to all items in the Schedule TO, and is amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, on February 25, 2021 (one minute after 11:59 P.M., New York City time on February 24, 2021), the Offer expired as scheduled and was not extended. Merger Sub was advised by the Depositary that, as of the Expiration Date, a total of 4,934,502 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered, and Shares tendered by the Excluded Holders) were validly tendered into the Offer and not validly withdrawn, representing approximately 70.01% of the Shares outstanding as of the Expiration Date, excluding the Shares owned by the Excluded Holders. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 60,060 additional Shares, representing approximately 0.85% of the outstanding Shares as of the Expiration Date, excluding the Shares owned by the Excluded Holders.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, BRF and Merger Sub intend to complete the acquisition of NHLD through the Merger without a meeting of the stockholders of NHLD in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share that is not owned by BRF and its subsidiaries, NHLD and its subsidiaries, or any stockholders of NHLD who properly demanded appraisal pursuant to Section 262 of the DGCL in connection with the Merger will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Each Share owned by BRF, NHLD or their respective subsidiaries immediately prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market.

On February 25, 2021, BRF issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(ii)	Press Release issued by BRF, dated February 25, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. Riley Principal Merger Corp. III

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

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